Exhibit 99.2

Press Release

Descartes Announces Fiscal 2026 Third Quarter Financial Results

Record Revenues and Income from Operations; Application Filed to Commence Normal Course Issuer Bid; CFO Transition Plan Outlined for Next Fiscal Year

WATERLOO, Ontario and ATLANTA, Georgia, December 3, 2025 (GLOBE NEWSWIRE) – The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2026 third quarter (Q3FY26). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

"Our business performed ahead of our plans in Q3FY26, as we continue to add more solutions and content to our Global Logistics Network," said Edward J. Ryan, Descartes' CEO. "Our customers have faced continued tariff volatility, and heightened levels of changes to sanctioned and restricted trading parties. This uncertainty has contributed to forecasting, planning and execution challenges for shippers, carriers and logistics services providers alike. The global logistics community continues to rely on Descartes' Global Logistics Network for timely, accurate and reliable data and solutions to help them manage the lifecycle of shipments in increasingly complex market conditions."

Q3FY26 Financial Results
As described in more detail below, key financial highlights for Descartes’ Q3FY26 included:
•	Revenues of $187.7 million, up 11% from $168.8 million in the third quarter of fiscal 2025 (Q3FY25) and up 4% from $179.8 million in the previous quarter (Q2FY26);
•
Revenues were comprised of services revenues of $173.7 million (93% of total revenues), professional services and other revenues of $12.1 million (6% of total revenues) and license revenues of $1.9 million (1% of total revenues). Services revenues were up 16% from $149.7 million in Q3FY25 and up 4% from $166.8 million in Q2FY26;

•	Cash provided by operating activities of $73.4 million, up 22% from $60.1 million in Q3FY25 and up 16% from $63.3 million in Q2FY26;
•	Income from operations of $56.6 million, up 24% from $45.8 million in Q3FY25 and up 17% from $48.2 million in Q2FY26;
•	Net income of $43.9 million, up 20% from $36.6 million in Q3FY25 and up 16% from $38.0 million in Q2FY26. Net income as a percentage of revenue was 23%, compared to 22% in Q3FY25 and 21% in Q2FY26;
•	Earnings per share on a diluted basis of $0.50, up 19% from $0.42 in Q3FY25 and up 16% from $0.43 in Q2FY26, respectively; and
•
Adjusted EBITDA of $85.5 million, up 19% from $72.1 million in Q3FY25 and up 7% from $80.2 million in Q2FY26. Adjusted EBITDA as a percentage of revenues was 46%, compared to 43% and 45% in Q3FY25 and Q2FY26, respectively.

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Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q3 FY26	Q2 FY26	Q1 FY26	Q4 FY25	Q3 FY25
Revenues	187.7	179.8	168.7	167.5	168.8
Services revenues	173.7	166.8	156.6	156.5	149.7
Gross margin	77%	77%	76%	76%	74%
Cash provided by operating activities	73.4	63.3	53.6	60.7	60.1
Income from operations	56.6	48.2	46.2	47.1	45.8
Net income	43.9	38.0	36.2	37.4	36.6
Net income as a % of revenues	23%	21%	21%	22%	22%
Earnings per diluted share	0.50	0.43	0.41	0.43	0.42
Adjusted EBITDA	85.5	80.2	75.1	75.0	72.1
Adjusted EBITDA as a % of revenues	46%	45%	45%	45%	43%

Year-to-Date Financial Results
As described in more detail below, key financial highlights for Descartes’ nine-month period ended October 31, 2025 (9MFY26) included:
•	Revenues of $536.2 million, up 11% from $483.5 million in the same period a year ago (9MFY25);
•
Revenues were comprised of services revenues of $497.1 million (93% of total revenues), professional services and other revenues of $36.7 million (7% of total revenues) and license revenues of $2.4 million (less than 1% of total revenues). Services revenues were up 15% from $433.7 million in 9MFY25;

•
Cash provided by operating activities of $190.3 million, up 20% from $158.5 million in 9MFY25. Cash provided by operating activities was impacted by the following: (i) in 9MFY26 by the payment of $6.0 million in personnel departure amounts; and (ii) in 9MFY25 by the payment of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition;

•	Income from operations of $151.0 million, up 13% from $134.0 million in 9MFY25;
•	Net income of $118.2 million, up 12% from $105.9 million in 9MFY25. Net income as a percentage of revenues was 22%, consistent with 9MFY25;

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•	Earnings per share on a diluted basis of $1.35, up 12% from $1.21 in 9MFY25; and
•	Adjusted EBITDA of $240.8 million, up 15% from $209.7 million in 9MFY25. Adjusted EBITDA as a percentage of revenues was 45%, compared with 43% in 9MFY25.

The following table summarizes Descartes’ results in the categories specified below over 9MFY26 and 9MFY25 (unaudited, dollar amounts in millions):

	9MFY26	9MFY25
Revenues	536.2	483.5
Services revenues	497.1	433.7
Gross margin	77%	75%
Cash provided by operating activities*	190.3	158.5
Income from operations	151.0	134.0
Net income	118.2	105.9
Net income as a % of revenues	22%	22%
Earnings per diluted share	1.35	1.21
Adjusted EBITDA	240.8	209.7
Adjusted EBITDA as a % of revenues	45%	43%
* Cash provided by operating activities was impacted by the following: (i) in 9MFY26 by the payment of $6.0 million in personnel departure amounts; and (ii) in 9MFY25 by the payment of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition

Cash Position
At October 31, 2025, Descartes had $278.8 million in cash. Cash increased by $38.2 million in Q3FY26 and $42.7 million in 9MFY26. The table set forth below provides a summary of cash flows for Q3FY26 and 9MFY26 in millions of dollars:

	Q3FY26	9MFY26
Cash provided by operating activities	73.4	190.3
Additions to property and equipment	(1.2)	(4.3)
Acquisitions of subsidiaries, net of cash acquired	(37.0)	(151.6)
Issuances of common shares, net of issuance costs	2.9	11.3
Payment of withholding taxes on net share settlements	-	(6.5)
Payment of contingent consideration	-	(1.2)
Effect of foreign exchange rate on cash	0.1	4.7
Net change in cash	38.2	42.7
Cash, beginning of period	240.6	236.1
Cash, end of period	278.8	278.8

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Application to Commence Normal Course Issuer Bid (“NCIB”) for Descartes Common Shares
We have filed with the Toronto Stock Exchange (TSX) a notice of intention to commence an NCIB (the “NCIB Application”). If the NCIB Application is accepted by the TSX, then:
•	We will issue a press release advising of the TSX’s acceptance;
•
We expect to be permitted to repurchase for cancellation, at our discretion during the 12 months following such acceptance, up to 10% of the “public float” (calculated in accordance with the rules of the TSX) of Descartes’ issued and outstanding common shares; and

•
Any purchases under the NCIB will be conducted in the open market (or as otherwise permitted), subject to the terms and limitations applicable to such NCIB, and will be made through the facilities of the TSX, Nasdaq, other designated exchanges and/or alternative Canadian trading systems, or by such other means as may be permitted by the Ontario Securities Commission or other applicable Canadian Securities Administrators.

Descartes believes that the NCIB Application and, if accepted by the TSX, commencement of an NCIB is in Descartes’ interests and that purchases made pursuant to such NCIB, if any, will constitute a desirable use of Descartes’ funds.

Chief Financial Officer Transition Plan
Descartes is pleased to announce that Edward Gardner, currently Executive Vice President, Corporate Development, will succeed Allan Brett as Descartes’ Chief Financial Officer (“CFO”). Mr. Gardner’s appointment is currently anticipated to be effective in March 2026, following Descartes’ filing of its annual financial statements for its 2026 fiscal year. Mr. Brett will continue his employment thereafter in a senior advisory role to Descartes’ executive team as he begins a move towards retirement after almost 30 years as a public company CFO and the past 12 years as the CFO of Descartes.

“Allan’s financial leadership has been key to shaping Descartes’ ability to deliver for customers, employees and other stakeholders,” said Edward J. Ryan, Descartes Chief Executive Officer. “Allan has helped instill a repeatable growth discipline, helped us navigate through the pandemic, and helped develop a deep and talented bench of professional accountants for our succession plan. We’re grateful Allan has decided to remain with Descartes going forward to support a seamless transition and help us continue to grow.”

Mr. Ryan continued, “I’ve been privileged to work with Ed Gardner for more than 20 years. His broad experience in investor relations, corporate development, financial analysis and corporate finance make him a natural successor to the CFO role. Ed has drawn on his experience at Descartes and EY to become a trusted financial executive and influential voice within our business. I know he’ll be an outstanding CFO as Descartes continues its path to being a world leader in logistics and supply chain networks and technologies.”

"I believe strongly in Descartes' future and am looking forward to my advisory role where I can continue to help Descartes grow the Global Logistics Network," said Allan Brett, Chief Financial Officer. "I've also been fortunate to

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work with Ed Gardner during my entire tenure at Descartes, which gives me great confidence in our succession plan and financial leadership going forward."

Mr. Gardner joined Descartes in 2003 where he first held senior roles within Descartes’ corporate finance organization. While in his role as Executive Vice President, Corporate Development, Descartes has combined with more than 40 companies over 12 years. Mr. Gardner’s previous experience includes both practical logistics experience where he worked in a senior leadership position at a third-party logistics provider, as well as deal execution and integration experience as part of EY’s Transaction Advisory Services practice in London, England.

Acquisition of Finale
On August 1, 2025, Descartes acquired Finale, Inc., a US-based provider of cloud-based inventory management solutions designed to support ecommerce businesses across their growth lifecycle. The purchase price for the acquisition was approximately $39.2 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based contingent consideration of up to $15.0 million based on Finale achieving revenue-based targets over the first two years post-acquisition.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:30 p.m. ET on Wednesday, December 03, 2025. Designated numbers are +1 289 514 5100 or Toll-Free for North America at +1 800 717 1738, using conference ID 77407.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. A phone conference dial-in or webcast log-in is required approximately 10 minutes before the start.

Replays of the conference call will be available until Wednesday, December 10, 2025, by dialing +1 289 819 1325 or Toll-Free for North America using +1 888 660 6264 with Playback Passcode: 77407#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world’s largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

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Descartes Investor Contact
Laurie McCauley
(519) 746-2969
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the potential impact of geopolitical events, such as the ongoing conflict between Russia and Ukraine (the “Russia-Ukraine Conflict”), or other potentially catastrophic events, on our business, results of operations and financial condition; our assessment of the potential impact of tariffs, sanctions and other actions by individual countries on global trade and our business; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth and Adjusted EBITDA margin operating range; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the Russia-Ukraine Conflict not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of the impact of current and future trade barriers, including tariffs, further protectionist measures and reactive countermeasure or contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract

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and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities regulatory authorities across Canada, including Descartes' most recently filed annual and subsequent interim Management's Discussion and Analysis which are available under Descartes’ profile through the EDGAR website at http://www.sec.gov or through the SEDAR+ website at http://www.sedarplus.com/. If any such risks actually occur, they could, among other consequences, materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

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Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed eight acquisitions since the beginning of fiscal 2025 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q3FY26, Q2FY26, Q1FY26, Q4FY25, and Q3FY25, which we believe is the most directly comparable GAAP measure.

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	Q3FY26	Q2FY26	Q1FY26	Q4FY25	Q3FY25
Net income, as reported on Consolidated Statements of Operations	43.9	38.0	36.2	37.4	36.6
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.2	0.2	0.2	0.2	0.2
Investment income	(2.0)	(1.5)	(1.9)	(1.9)	(2.9)
Income tax expense	14.5	11.5	11.7	11.4	11.9
Depreciation expense	1.5	1.5	1.5	1.5	1.4
Amortization of intangible assets	20.7	20.5	19.1	19.4	17.5
Stock-based compensation and related taxes	6.0	4.9	4.9	5.4	5.6
Other charges	0.7	5.1	3.4	1.6	1.8
Adjusted EBITDA	85.5	80.2	75.1	75.0	72.1

Revenues	187.7	179.8	168.7	167.5	168.8
Net income as % of revenues	23%	21%	21%	22%	22%
Adjusted EBITDA as % of revenues	46%	45%	45%	45%	43%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 9MFY26 and 9MFY25, which we believe is the most directly comparable GAAP measure.

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(US dollars in millions)	9MFY26	9MFY25
Net income, as reported on Consolidated Statements of Operations	118.2	105.9
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.7	0.8
Investment income	(5.5)	(9.7)
Income tax expense	37.6	37.0
Depreciation expense	4.4	4.1
Amortization of intangible assets	60.3	50.0
Stock-based compensation and related taxes	15.8	15.7
Other charges	9.3	5.9
Adjusted EBITDA	240.8	209.7

Revenues	536.2	483.5
Net income as % of revenues	22%	22%
Adjusted EBITDA as % of revenues	45%	43%

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The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	October 31,	January 31,
	2025	2025
ASSETS
CURRENT ASSETS
Cash	278,790	236,138
Accounts receivable (net)
Trade	64,815	53,953
Other	22,731	16,931
Prepaid expenses and other	34,765	45,544
	401,101	352,566
OTHER LONG-TERM ASSETS	26,261	24,887
PROPERTY AND EQUIPMENT, NET	12,587	12,481
RIGHT-OF-USE ASSETS	7,449	7,623
DEFERRED INCOME TAXES	6,119	3,802
INTANGIBLE ASSETS, NET	350,960	321,270
GOODWILL	1,016,339	924,755
	1,820,816	1,647,384
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	15,931	20,650
Accrued liabilities	75,959	79,656
Lease obligations	3,241	3,178
Income taxes payable	6,467	9,313
Deferred revenue	117,068	104,230
	218,666	217,027
LEASE OBLIGATIONS	4,362	4,718
DEFERRED REVENUE	1,556	978
INCOME TAXES PAYABLE	6,054	5,531
DEFERRED INCOME TAXES	38,496	34,127
	269,134	262,381

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 85,986,823 at October 31, 2025 (January 31, 2025 – 85,605,969)	587,151	568,339
Additional paid-in capital	503,916	503,133
Accumulated other comprehensive loss	(21,576)	(50,497)
Retained earnings	482,191	364,028
	1,551,682	1,385,003
	1,820,816	1,647,384

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The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2025	2024	2025	2024

REVENUES	187,681	168,756	536,235	483,529
COST OF REVENUES (exclusive of amortization presented separately below)	42,472	43,154	123,807	119,115
GROSS MARGIN	145,209	125,602	412,428	364,414
EXPENSES
Sales and marketing	22,326	19,134	61,698	55,636
Research and development	26,595	24,472	78,416	70,572
General and administrative	18,282	16,858	51,741	48,328
Other charges	728	1,830	9,296	5,898
Amortization of intangible assets	20,693	17,519	60,311	49,962
	88,624	79,813	261,462	230,396
INCOME FROM OPERATIONS	56,585	45,789	150,966	134,018
INTEREST EXPENSE	(244)	(244)	(723)	(760)
INVESTMENT INCOME	1,998	2,883	5,510	9,657
INCOME BEFORE INCOME TAXES	58,339	48,428	155,753	142,915
INCOME TAX EXPENSE (RECOVERY)
Current	10,849	18,310	28,774	42,105
Deferred	3,591	(6,440)	8,816	(5,096)
	14,440	11,870	37,590	37,009
NET INCOME	43,899	36,558	118,163	105,906
EARNINGS PER SHARE
Basic	0.51	0.43	1.38	1.24
Diluted	0.50	0.42	1.35	1.21
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	85,960	85,501	85,825	85,403
Diluted	87,610	87,342	87,587	87,231

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The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2025	2024	2025	2024
OPERATING ACTIVITIES
Net income	43,899	36,558	118,163	105,906
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,479	1,393	4,430	4,137
Amortization of intangible assets	20,693	17,519	60,311	49,962
Stock-based compensation expense	5,941	5,298	14,760	14,575
Other non-cash operating activities	5	(42)	133	(1)
Deferred tax expense (recovery)	3,591	(6,440)	8,816	(5,096)
Changes in operating assets and liabilities	(2,248)	5,860	(16,314)	(10,936)
Cash provided by operating activities	73,360	60,146	190,299	158,547
INVESTING ACTIVITIES
Additions to property and equipment	(1,196)	(1,313)	(4,298)	(4,653)
Acquisition of subsidiaries, net of cash acquired	(37,016)	(132,753)	(151,620)	(286,468)
Cash used in investing activities	(38,212)	(134,066)	(155,918)	(291,121)
FINANCING ACTIVITIES
Payment of debt issuance costs	-	(15)	(38)	(53)
Issuance of common shares for cash, net of issuance costs	2,957	2,373	11,323	9,887
Payment of withholding taxes on net share settlements	-	-	(6,487)	(6,745)
Payment of contingent consideration	-	-	(1,170)	(9,223)
Cash provided by (used in) financing activities	2,957	2,358	3,628	(6,134)
Effect of foreign exchange rate changes on cash	53	191	4,643	(962)
Increase (decrease) in cash	38,158	(71,371)	42,652	(139,670)
Cash, beginning of period	240,632	252,653	236,138	320,952
Cash, end of period	278,790	181,282	278,790	181,282

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